July 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ronald E. Alper

Re:    Dynex Capital, Inc.
Registration Statement on Form S-3
File Number 333-257318

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dynex Capital, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on August 3, 2021, or as soon thereafter as practicable.

Please telephone the undersigned (804-217-5800) or Anna T. Pinedo of Mayer Brown LLP (212-506-2275) if you have any questions with respect to the foregoing.

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Very truly yours,

DYNEX CAPITAL, INC.

By:    /s/ Stephen J. Benedetti
    Name: Stephen J. Benedetti
Title: Executive Vice President, Chief Financial Officer and Chief Operating Officer